SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Net Element, Inc.

(Name of Issuer)

Common Stock, $0.0001 per share par value

(Title of Class of Securities)

64111R 102

(CUSIP Number)

Oleg Firer

Star Equities, LLC

c/o Net Element, Inc.

3363 NE 163rd Street, Suite 705

North Miami Beach, FL 33160

(305) 507-8808

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 7, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64111R 102
1	Names of Reporting Persons. Oleg Firer
2	Check the Appropriate Box if a Member of a Group		(a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds		OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6	Citizenship or Place of Organization		United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power	2,901,276(1)
	8	Shared Voting Power	0(1)
	9	Sole Dispositive Power	2,901,276(1)
	10	Shared Dispositive Power	0(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person		2,901,276(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		☐
13	Percent of Class Represented by Amount in Row (11)		3.7%(2)
14	Type of Reporting Person		IN

(1) Excludes 2,857,143 shares that were originally issuable to Star Equities, LLC under the Letter Agreement, as amended by the Additional Agreement (each as defined below), and 2,857,143 shares issuable upon exercise of the Amended Option (as defined below). See explanation in Item 4 of this Amendment No. 3 to Schedule 13D.

(2) Based on 77,664,163 outstanding shares of Common Stock (excluding all shares that were originally issuable under the Letter Agreement, as amended by the Additional Agreement, and all shares issuable upon exercise of the Amended Option) as of October 5, 2015.

CUSIP No. 64111R 102
1	Names of Reporting Persons. Star Equities, LLC
2	Check the Appropriate Box if a Member of a Group		(a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds		WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6	Citizenship or Place of Organization		United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power	0
	8	Shared Voting Power	0(1)
	9	Sole Dispositive Power	0
	10	Shared Dispositive Power	0(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person		0(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		☐
13	Percent of Class Represented by Amount in Row (11)		0%(2)
14	Type of Reporting Person		CO

(1) Excludes 2,857,143 shares that were originally issuable to Star Equities, LLC under the Letter Agreement, as amended by the Additional Agreement (each as defined below), and 2,857,143 shares issuable upon exercise of the Amended Option (as defined below). See explanation in Item 4 of this Amendment No. 3 to Schedule 13D.

(2) Based on 77,664,163 outstanding shares of Common Stock (excluding shares that were originally issuable under the Letter Agreement, as amended by the Additional Agreement, and shares issuable upon exercise of the Amended Option) as of October 5, 2015.

This Amendment No. 3 to Schedule 13D (the “Amendment No. 3”) relates to the common stock, $0.0001 per share par value (the “Common Stock”), of Net Element, Inc., a Delaware corporation (the “Company”), and amends the Schedule 13D filed by Oleg Firer with the Securities and Exchange Commission on September 18, 2014, as amended by the Amendment No. 1 filed by Mr. Firer on May 12, 2015 and the Amendment No. 2 filed by Mr. Firer on September 22, 2015 (the “Schedule 13D”). The Company’s principal executive offices are located at 3363 NE 163rd Street, Suite 705, North Miami Beach, FL 33160.

This Amendment No. 3 is being filed by to report that on October 7, 2015, Star Equities, LLC, an entity in which Mr. Firer is the sole and managing member (“Star Equities,” and together with Mr. Firer, the “Reporting Persons”) entered into an Additional Letter Agreement amending the Letter Agreement dated September 11, 2015 (the “Letter Agreement”), pursuant to which Letter Agreement the Reporting Persons originally were to acquire 2,142,857 restricted shares of Common Stock and 2,142,857 restricted shares of Common Stock issuable upon of exercise of an option (collectively, the “Shares”), and an Amended and Restated Restricted Option to Purchase Shares of Restricted Common Stock.

Item 4. Purpose of Transaction

Item 4 is hereby amended by the addition of the following:

On October 7, 2015, Star Equities entered into an Additional Letter Agreement (the “Additional Agreement”) with the Company and certain other accredited investors listed on the signature pages attached to the Additional Agreement (the “Investors”). The Additional Agreement modified the terms of the Letter Agreement. Such modifications to the Letter Agreement are intended to be effective as of September 11, 2015, the same date as the effective date of the Letter Agreement. Pursuant to the Additional Agreement, each Investor and the Company agreed that the restricted shares of Common Stock, issuable pursuant to the Letter Agreement, would be not issued to such Investor until either (a) the approval of such issuance by the Company’s stockholders, in accordance with NASDAQ Listing Rule 5635 within 120 days from the date of the Additional Letter Agreement, and, (b) in the event that such stockholders approval is not obtained within such 120 days, either (at each Company Investor’s option) (i) such restricted shares of Common Stock per share purchase price will be deemed to be $0.20, in which case the such Investor will have paid to the Company the difference between the previously paid purchase price for such Investor’s portion of the restricted stock or (ii) the number of restricted shares of Common Stock issuable to such Company Investor will have been adjusted to reflect $0.20 per share price. In addition, the restricted shares of Common Stock and the option to purchase restricted shares of Common Stock allocated pursuant to the Letter Agreement to be purchased by David Rozinov will be instead allocated to Star Equities.

On October 7, 2015, Star Equities entered into the Amended and Restated Restricted Option to Purchase Shares of Restricted Common Stock with the Company (the “Amended Option”), modifying the Option issued to Star Equities pursuant to the Letter Agreement (the “Original Option”). The Amended Option modified the Original Option by providing that such option cannot be exercised, and the Company will not issue shares of Common Stock in connection with any such exercise, until and unless the Company’s stockholders shall have approved the issuance of shares of common stock in connection with any such exercise or The NASDAQ has provided a waiver of Listing Rule 5635. Such modifications to the Original Option are intended to be effective as of September 11, 2015, the same date as the date of the Original Option.

Item 5. Interest in Securities of Issuer

Items 5(a) through (c) of Schedule 13D are hereby amended and restated in their entirety by the following:

(a) – (b) As of the date hereof, Star Equities is the beneficial owner of 0 restricted shares of Common Stock and 0 restricted shares of Common Stock issuable upon exercise of the Amended Option, representing approximately 0% of the outstanding shares of Common Stock (based on 77,664,163 outstanding shares of Common Stock (excluding shares that were originally issuable under the Letter Agreement, as amended by the Additional Agreement , and shares issuable upon exercise of the Amended Option, as of October 5, 2015). These numbers exclude (i) 2,857,143 restricted shares that were originally issuable to Star Equities pursuant to the Letter Agreement, as amended by the Additional Agreement, which Additional Agreement re-allocated to Star Equities all of the shares that were originally to be purchased by David Rozinov, and (ii) 2,857,143 shares that were originally issuable upon exercise of the Amended Option. If issued, Star Equities will have shared voting power and shared dispositive power with respect to such shares. As of the date hereof, Mr. Firer is the beneficial owner of 2,901,276 restricted shares of Common Stock and, as the sole member of Star Equities, can be deemed to beneficially own the above-described shares of Common Stock beneficially owned by Star Equities (which equals 0 shares as of the date hereof, as described above), and such shares collectively represent approximately 3.7% of the outstanding shares of Common Stock (based on 77,664,163 outstanding shares of Common Stock (excluding shares that were originally issuable under the Letter Agreement, as amended by the Additional Agreement, and shares issuable upon exercise of the Amended Option) as of October 5, 2015). Mr. Firer has sole voting power and sole dispositive power with respect to 2,901,276 restricted shares of Common Stock and shared voting power and shared dispositive power with respect to the above-described shares beneficially owned by Star Equities.

(c) Except as disclosed in Item 4, neither Star Equities nor Mr. Firer has effected any transaction in the Common Stock in the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of Schedule 13D is hereby amended by the addition of the following:

The information contained in Item 4 above is incorporated by reference in this Item 6.

Item 7. Material to be Filed as Exhibits

Exhibit 99.1	Additional Letter Agreement among the Company and the investors listed on the signature page attached thereto.

Exhibit 99.2	Form of Amended and Restated Restricted Option to Purchase Shares of Restricted Common Stock.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: October 14, 2015	/s/ Oleg Firer
Oleg Firer

Date: October 14, 2015	STAR EQUITIES, LLC

	By:	/s/ Oleg Firer
Oleg Firer, Managing Member

EXHIBIT INDEX

Exhibit 99.1	Additional Letter Agreement among the Company and the investors listed on the signature pages attached thereto.

Exhibit 99.2	Form of Amended and Restated Restricted Option to Purchase Shares of Restricted Common Stock.